EXHIBIT 12(a)

PACCAR Inc

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS

(Millions of Dollars)

	Six Months Ended June 30
	2010	2009

.
FIXED CHARGES
Interest expense	$108.4	$163.4
Portion of rentals deemed interest	7.2	8.9

TOTAL FIXED CHARGES	115.6	$172.3

EARNINGS
Income before taxes	$244.6	$64.5
Fixed charges	115.6	172.3

EARNINGS AS DEFINED	$360.2	$236.8

RATIO OF EARNINGS TO FIXED CHARGES	3.12X	1.37X